September 5, 2007

Mail Stop 6010

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

> **Re: Solar Power, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 24, 2007**
> **File No. 333-140023**

Dear Mr. Kircher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form 8-K/A filed August 21, 2007

Financial Statements of Solar Power, Inc., a California Corporation, page 16

Note 17. Restatement – Interim Period, Nine Months ended September 30, 2006, page 31

1.   Please refer to prior comment 2. We note that the reasons given for your auditors not referring to the 2005 restatement in their report. However, please restore disclosure herein regarding this restatement as well as the 2005 column in the tables presented and the "as restated, see Note 17" footnote designation on the face of the statements of operations on page 17. Also, as previously requested, include a description of the nature of the errors for $74,318 and $25,265 in the periods from January 18, 2005 through December 31, 2005 and January 18, 2005 through September 30, 2005, respectively.

2.   Please refer to prior comment 9. We note the description of the nature of errors for the nine months ended September 30, 2006. For the increase in income taxes by $171,155, please clarify your description of how you determined an income tax of $58,736 in light of your restated loss before income taxes of approximately $337,000 and why the deferred tax asset was reversed.

3.   We note in the third paragraph of this note that you state the correction of overstated revenues resulted in "decreasing the retained deficit". Please explain to us how you reached this conclusion. In this regard, we note that the correction of overstated other income resulted in "increasing the retained deficit".

4.   Contrary to your response, we reiterate prior comment 10 based on the absence of an appropriate revision. Please revise to reflect the line for "other operating income" before income (loss) before income taxes.

5.   Please refer to prior comment 11. Tell us why the effect of the error on the statement of cash flows for prepaid expenses and other current assets is the same amount ($301,951) as the reclassification of selling expenses from cost of goods sold. There is no indication that these transactions are related. Also on this statement, please reconcile the restated amount of net loss to the same line item on the statement of operations. We note that the difference represents the reduction of other current assets for the overstated purchase price ($331,192).

Dale Renewables Consulting, Inc.

(b) Pro Forma Financial Information, page 41

6.   Please refer to prior comment 14. We continue to note differences. As previously requested, please reconcile and correct, as appropriate, the amounts recorded under the columns labeled "Solar Power, Inc., a Nevada corporation (Formerly Welund Fund, Inc.)" for the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 43 and 44 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations on page 46 to the financial statements on pages F-54 and F-55, respectively, of Amendment No. 8 of Form SB-2.

Amendment No. 8 to Form SB-2 filed August 24, 2007

Prospectus Summary, page 1

Our Business, page 1

Recent Events, page 1

7.   We note from your disclosure on page 3 that you terminated the contract to purchase 1115 Orlando Avenue. Please tell us and disclose why the cover page of the SB-2 reflects 1115 Orlando Avenue as your principal place of business.

Form 10-QSB for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 30

8.   The conclusions of management state that they relate to "the fiscal year covered by [your] report" and not the quarterly period ended June 30, 2007. Please revise future filings to refer to the end of the period covered by the report consistent with Item 307 of Regulation S-B.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): David C. Adams, Esq.